June 7, 2006

Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL  33131
Attention:    Howard M. Lorber
              President and Chief Executive Officer

Gentlemen:

         Barberry Corp. ("Barberry") agrees that, on the first business day following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act (the "HSR Act"), it will convert $20 million principal amount of the 6.25% Convertible Subordinated Notes due July 15, 2008 of Vector Group Ltd. ("VGR") which it owns into 938,087 registered shares of VGR common stock (calculated based on the current conversion price of $21.32 per share), or such greater number of shares resulting from an adjustment after the date hereof to the conversion price of the Notes. As an inducement for Barberry to convert, VGR will issue to Barberry an additional 261,913 (or such lesser number of shares, in the event of an adjustment after the date hereof to the conversion price of the Notes, such that the total number of shares received by Barberry equals 1,200,000) unregistered shares of VGR common stock on the date of conversion, or as soon thereafter as such shares are listed on the NYSE. VGR agrees that it will promptly secure the listing of the unregistered shares on the NYSE, will use all reasonable efforts to file a registration statement for the unregistered shares within 45 days of the conversion date and will use all reasonable efforts to have the registration statement declared effective within 120 days of the date of conversion and to keep such registration statement effective until the later of the Barberry's shares are sold or Rule 144(k) is available. Barberry will promptly make all required filings under the HSR Act and will use all reasonable efforts to obtain the necessary approvals thereunder, and will pay Jefferies & Company, Inc. on the date of conversion a commission of $240,000.

         Additionally, on the date of conversion, VGR will also pay to Barberry, in cash, accrued interest on the converted Notes. On June 8, 2006, the accrued interest will equal $496,600. The payment for the accrued interest should be wired as follows:

                                            Bank of America
                                            ABA# 026009593
                                            Barberry Corp
                                            Account#  2182015308
                                            Attn:  Andrea Porter

         Please indicate your agreement with the terms set forth above by signing below and sending an executed original to me.

                                            Very truly yours,

                                            Barberry Corp.


                                            By: /s/ Keith Cozza
                                                ------------------
                                                Name:  Keith Cozza
                                                Title:  Treasurer

THE FOREGOING IS AGREED TO AND ACCEPTED:

Vector Group Ltd.


By: /s/ Richard J. Lampen
    ---------------------
    Name:   Richard J. Lampen
    Title:  Executive Vice President